MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED AUGUST 31, 2008

Miranda Gold Corp.

Management Discussion and Analysis for the year ended August 31, 2008

Containing information as at December 15, 2008

MIRANDA GOLD CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED AUGUST 31, 2008

The following discussion is management’s assessment and analysis of the results of operations and financial conditions (“MD&A”) of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying audited annual consolidated financial statements and related notes thereto for the years ended August 31, 2008 and 2007.

The financial information in this MD&A is derived from the Company’s financial statements prepared in accordance with Canadian generally accepted accounting principles and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Containing information as at December 15, 2008, except as indicated.

Forward looking statements

This MD&A contains certain forward-looking statements related to, among other things, expected future events, future spending levels and the future financial and operating results of the Company.  Forward-looking statements are encouraged to enhance communication but are subject to inherent risks and uncertainties including but not limited to, market and general economic conditions, changes arising as drilling results are received, changes in regulatory environments affecting the Company and the availability and terms of subsequent financings.  Other risks and uncertainties are detailed below.  Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward looking statements for a wide variety of reasons.

Overall Performance

Description of Business and Overview of Projects

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties.  The Company’s primary focus is on gold exploration. The Company has varying interests in a number of mineral properties, mostly located in Nevada, and is dominantly, but not exclusively, focused on the Cortez Trend.

The majority of the Company’s exploration projects are in Nevada, one project is in Utah and the Company is intending to acquire projects in Mexico.  The Nevada projects include the Redlich project located in Esmeralda County; the Red Canyon, Fuse (East and West), Red Hill, Coal Canyon, BPV, CONO, ETTU and DAME projects located in Eureka County; the Horse Mountain project located in Lander County; the Iron Point and PPM projects located in Humboldt County; and the Angel Wings and recently acquired PQ projects located in Elko County. The Lookout property is in Tooele County, Utah. In early April 2008 the Company entered into a project generation agreement in Mexico with Y3K Exploration Company LLC, a company owned and controlled by David Griffith. The Company’s preferred approach is to joint venture its properties to other companies for more advanced exploration and development.

The Company continues to develop exploration models that define favorable areas or potential locations of large sediment-hosted gold systems based on a geologic understanding of recent developments on the Cortez Trend.  Complementing Miranda's efforts to identify direct

Miranda Gold Corp.

Management Discussion and Analysis for the year ended August 31, 2008

Containing information as at December 15, 2008

extensions of the Cortez Trend southeast into the Horse Creek Valley-Pine Valley area, the Company is utilizing Geographic Information Systems (GIS) and regional geological, geophysical and geochemical databases to identify other discrete mineral belts that might be as significant as the Cortez Trend.

The Company has built a track record of successful project definition and acquisitions.  The Company shares project risk by joint venturing properties thus providing shareholders exposure to numerous gold exploration projects while at the same time conserving the treasury.

The following is a discussion of material activity during the year and to the date of this report.

This MD&A contains information about properties which we have no right to explore or mine.  We advise U.S. investors that the SEC’s mining operations disclosure guidelines generally preclude disclosing information of this type in documents filed with the SEC as we must focus on properties in which we do have an interest.  U.S. investors are cautioned that mineral deposits on adjacent properties are not necessarily indicative of mineral deposits on our properties.

Horse Mountain, Lander County, Nevada

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On August 15, 2008 the Company signed a definitive agreement, superseding a May 15, 2008 letter of intent, to enter into an exploration agreement with an option to form a joint venture with Newcrest Resources Inc. (“Newcrest”).  Newcrest will earn a 60% joint venture interest in the Horse Mountain Property by funding US$3,250,000 in qualified expenditures over a four year period with the first year’s work commitment of US$500,000 being an obligation.  Thereafter, Newcrest can earn an additional 10% interest by funding an additional US$5,000,000 over a three year period.  The joint venture will be formed upon completion of the earn-in period.  In addition, Newcrest will meet advance royalty payments to the Lessor which will not count towards Newcrest’s earn-in commitment.

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In May 2008 the underlying leaseholder, reduced his net smelter return royalty from 3.5% to 3.0% in exchange for the Company having quitclaimed 20 claims adjoining the Horse Mountain project to him.

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Horse Mountain is a sediment-hosted, disseminated gold project 11 miles west of Barrick’s Pipeline Mine complex, in north-central Nevada.

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The property consists of 159 claims that cover a 2 square mile zone of hydrothermally altered chert/quartzite, altered dikes and elevated gold, arsenic, antimony and mercury in the upper-plate of the Roberts Mountains thrust.  Below the flat lying Roberts Mountain thrust, previous drilling intersected oxidized, decalcified and gold-bearing carbonate rocks of the Roberts Mountains Formation.  This formation is host to numerous world-class gold deposits in both the Carlin and Cortez trends. The 98 ft gold zone intersected in BHM-001 begins at a depth of 926 ft and is hosted in a northeast-striking structurally-high block (horst) of favorable lower-plate carbonate rocks.

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On August 18, 2008 the Company announced that Newcrest had commenced the 2008 drill program at the Horse Mountain project. Newcrest has permitted 13 drill sites and anticipates drilling up to 20,000 ft. Newcrest’s drill program aims to vector into higher-grade portions of the Horse Mountain gold system in part by off-setting the known mineralization in hole BHM-001.  The program will test structural and gold/arsenic soil geochemical targets north and northeast of drill hole BHM-001, within the northeast-striking structural high.  Specifically, the drilling will test for higher-grade gold zones that may be adjacent to faults that acted as conduits for the gold-bearing fluids or higher-

Miranda Gold Corp.

Management Discussion and Analysis for the year ended August 31, 2008

Containing information as at December 15, 2008

grade mineralization that is confined in structural traps.  Additional drill holes will test soil geochemical anomalies and structural targets north of drill hole BHM-005.

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By early October 2008, Newcrest had completed 9 drill holes for a total of 18,240 ft with assays pending.

PQ Property, Elko County, Nevada

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In April 2008 the Company leased 36 claims covering one square mile and staked an additional 100 claims totaling 2.75 square miles surrounding the leased claims comprising the PQ Property.

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The PQ Property is located approximately 18 miles east of Wells, Nevada and approximately 8 miles north of the AuEx Ventures Inc. (“AuEx”) and Agnico Eagle (USA) Ltd. (“Agnico-Eagle”) West Pequop Project. Agnico-Eagle has recently staked claims that adjoin Miranda’s PQ Property on the southeast. Many companies are continuing aggressive claim staking in this area of the Pequop Mountains under the premise that the AuEx Long Canyon and West Pequop discoveries may represent a new gold trend in Nevada.  The geology on the property is a sedimentary rock sequence including limestone, shale and conglomerate.  These rocks are cut by predominately north- and west-northwest-trending faults. Locally, the fault zones control jasperoid and gossan occurrences and are marked by weak silicification and bleaching.  Limited rock chip sampling shows weakly anomalous gold and arsenic mineralization, and significantly anomalous mercury, antimony and zinc.

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In 2008 the Company conducted rock chip sampling and limited reconnaissance mapping on the property.  No additional anomalies were generated and only the original 36 leased claims were retained.  In line with the Company’s business model, a joint venture partner will be sought to further explore the PQ project.

Mexico project generation agreement

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In early April 2008 the Company signed an agreement with Y3K Exploration Company LLC (“Y3K”). Pursuant to the agreement, Y3K and its owner/manager, David Griffith, will conduct a project generation program in Mexico to locate and acquire properties having the potential to host “large” deposits of any valuable metals and minerals.  The program is funded by and for the benefit of Miranda.  Y3K has accumulated an extensive database of potential mineral targets in Mexico and David Griffith has expertise in doing business, exploration and acquiring mining properties situated in Mexico.

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Mr. Griffith has been active in Mexico for 15 years. While working as a geologist for Recursos Cruz del Sur S.A., Mr. Griffith took part in the La Esperanza discovery in 1993, currently known as the Cerro Jumil project that is now wholly-owned by Esperanza Silver Corporation, in the State of Morelos, Mexico.

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Miranda has engaged Y3K on a renewable 12-month contract to conduct a minimum annual exploration program of US$200,000 in calendar 2008.   A wholly owned Mexican subsidiary of Miranda is being organized to directly stake or acquire projects identified through the program.  Miranda and Y3K will jointly establish the work program and budget.

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This program is a natural progression from the Company’s generative exploration in Nevada.  A Mexican program will allow the Company to have an active field season twelve months out of the year.  The Company’s exploration team will assist Mr. Griffith by

Miranda Gold Corp.

Management Discussion and Analysis for the year ended August 31, 2008

Containing information as at December 15, 2008

advancing the acquired projects through exploration in preparation for offering the projects to potential joint venture partners.

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By October 2008 two copper-gold targets have been identified for possible acquisition subject to land availability.  Initial reconnaissance evaluation or review of historic and current data has been conducted on both of these projects. The Company does not intend to renew the contract for calendar 2009 but will engage Y3K from time to time as required.

Redlich project, Esmeralda County, Nevada

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On February 20, 2008 Newcrest Resources Inc.(“Newcrest”) withdrew from the March 4, 2004 exploration and option to joint venture agreement on the Redlich project.  Newcrest expended a total of $1,735,687 on exploration that included a 61-hole reverse-circulation drill program as well as a two-hole diamond-drill program for a total footage of 40,568 ft.  Extensive geologic mapping and a ground magnetic geophysical survey were also completed during the term of the Newcrest agreement.

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The Company contracted Mine Development Associates, Inc. (“MDA”) to review drill and assay data collecting during the previous exploration programs at Redlich.  The review consisted of a statistical analysis and examination of data in three-dimensional views.  The intent of the review was to assess potential continuity of higher-grade mineralization and to model the epithermal vein system present on the property.

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On March 20, 2008, MDA stated in its findings that the data provides good insight into the project and that there is strong evidence for the existence of a real, and potentially substantial, epithermal deposit on the property.

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MDA found that 55% of all drill-hole samples grading over 0.029 oz Au/t are contained within an approximate east-west plane dipping 45o to the south. The strike length of this plane is approximately 1,150 ft  long and extends down dip approximately 590 ft.  All drill holes that intersect this plane as defined above have reported intercepts of gold grades greater than 0.029 oz Au/t.  The best intercept in the plane is 5-ft of 1.945 oz Au/t.

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Two high-grade drill samples of 0.438 oz Au/t and 0.788 oz Au/t occur to the southeast of the defined plane at a distance of 1,065ft and 5,000ft, respectively.   According to MDA, these drill intercepts remain open and only partially tested and represent potential for additional parallel vein sets.

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By evaluating gold and silver grade changes by elevation, MDA found evidence for a favorable horizon for precious metal deposition.  Gold values show an increase between 4,265 ft and 4,755 ft in elevation.  The trend is more profound for silver and suggests a lower horizon favorable to its deposition, a characteristic not unusual for epithermal precious metal deposits.  Miranda’s geologic team believes this favorable elevation represents the “boiling zone” at which gold was precipitated from hot fluids during mineral deposition.

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MDA suggests that further exploration is justified and that it should concentrate on the orientation and favorable elevation of the best-fit plane as well as around the two isolated drill intersections of +0.438 oz Au/t.

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Prior exploration drilling was oriented with the belief that the vein trended in a northwesterly direction.   MDA’s identification and documentation of a best-fit plane to higher-grade gold as well as a favorable vertical horizon for precious metal deposition

Miranda Gold Corp.

Management Discussion and Analysis for the year ended August 31, 2008

Containing information as at December 15, 2008

has helped resolve remaining potential on the project.  These results will contribute to the efficient design of subsequent drill programs.

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An illustration of the best-fit plane for Redlich gold mineralization is available on Miranda’s website at http://www.mirandagold.com/s/Redlich.asp.

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In September 2008, the Company began evaluating a possible copper-molybdenum porphyry target on the Redlich property.

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The porphyry target was explored with core drilling by Molycorp, Bear Creek, and Amax, Inc. in the early 1960s and Inspiration Development Company ("Inspiration") in the early 1980s. Miranda recently obtained portions of the Inspiration drill core. Miranda re-logged some of the core and submitted for assay a 40 ft (12.2 m) interval from 369 to 409 ft from Inspiration drill hole RH-5. This interval contains visible native copper, chalcopyrite, bornite and copper sulfates within a quartz monzonite intrusion that shows weak silicification and moderate phyllic alteration. Assays for this interval returned 1.33% copper. Several historic drill holes show visible chalcopyrite and molybdenum within quartz veinlets and as fine grained disseminations. Historic assays from Inspiration drill hole EDH-9 show 600 ft of 624 ppm (0.062%) molybdenum from 1000 to 1700 ft. RH-5 and EDH-9 represent the best of 10 known historic holes drilled within the target area.

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A company which holds geothermal rights that overlap the Redlich claims recently completed a test hole on the Redlich property within the area of the porphyry target. This hole went to 1940 ft.  Miranda was supplied with 30-ft composite samples from this hole for logging and assaying.  Anomalous assay results include 990 ft of 545 ppm (0.055%) copper from 710 to 1700 ft and 780 ft of 161 ppm (0.016%) molybdenum from 710 to 1460 ft.

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Miranda is seeking a joint venture partner to advance either the epithermal gold vein or the copper-molybdenum porphyry target on this property.

Coal Canyon, BPV & CONO, Eureka County, Nevada

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On March 11, 2008 the Company entered into an exploration with option to joint venture agreement with Queensgate Resources Corporation ("Queensgate”).  Queensgate may earn a joint venture interest in the Coal Canyon, BPV and CONO projects, located in the heart of northern Nevada’s Cortez Gold Trend.  These three properties in aggregate comprise 178 unpatented lode mining claims covering 5.8 square miles (15.1 sq km).  Queensgate is a privately held company based in Montreal, Quebec.

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Queensgate may earn a 51% joint venture interest in the Coal Canyon, BPV and CONO projects on expending US$3,000,000 in exploration activities and underlying lease payments over a five year period with the first year's US$260,000 expenditure being an obligation.

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Once earned, Queensgate may earn an additional 9% interest by funding an additional US$2,000,000 and can eventually earn up to a 70% interest in all three properties by funding a bankable feasibility study on any one of the properties.  The expenditures will include payment of the underlying mineral leases.  Queensgate issued 100,000 common shares of Queensgate to the Company on June 15, 2008 and by March 11, 2009 Queensgate must issue the Company another 100,000 common shares of Queensgate.

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Coal Canyon consists of 64 unpatented lode claims ten miles south of Barrick's 12 million ounce Cortez Hills gold deposit.  Lands surrounding the Coal Canyon project are largely controlled by Barrick and US Gold.  The project covers a large percentage of the Windmill

Miranda Gold Corp.

Management Discussion and Analysis for the year ended August 31, 2008

Containing information as at December 15, 2008

window, a geologic feature exposing favorable lower-plate carbonate rocks.  Rocks exposed in the Windmill window are analogous to carbonate rocks that host the nearby multi-million ounce Cortez Hills and Pipeline gold deposits.

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In August 2008 Queensgate completed 1,950 ft of reverse-circulation drilling in two vertical holes at Coal Canyon. No significant assays were reported for Hole MCC-003 that was drilled to a depth of 750 ft and intersected the Roberts Mountains Formation, an attenuated section of the Hanson Creek Formation and the upper Eureka Formation. Zones of hydrothermal alteration (decalcification, silicification and/or iron oxidation) from 40 to 70 ft-thick were focused along the Roberts Mountain/Hanson and Hanson/Eureka formational contacts.  Hole MCC-004 was drilled 1,360 ft north of MCC-003 to a depth of 1,200 ft. The hole intersected the lower half of the Roberts Mountains Formation and the upper, middle and a portion of the lower Hanson Creek Formation. Both of these formations are lower plate host rocks to mineralization elsewhere in the Carlin and Cortez Trends. Hydrothermal alteration in the form of decalcification, silicification, sooty pyrite cemented breccias, quartz-dolomite veins and disseminated sphalerite were best developed in the middle and lower Hanson Creek Formation. The hole intersected 10 ft of 0.011 oz Au/t gold from 980 to 990 ft within a sooty pyrite / silica-cemented breccia zone. This mineralization occurred within a larger, lower-grade gold zone that returned 230 ft of 0.004 oz Au/t from 970 to 1,200 ft. The hole ended in anomalous gold mineralization.

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Drill results in MCC-004 are significant as they represent the first Carlin-style, disseminated gold mineralization discovered on the Coal Canyon project. These results will assist in the planning of future drilling programs.

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Past exploration in the Coal Canyon project had focused on the northwest-trending Grouse Creek fault that lies on adjacent claims controlled by others. Historic drilling along this fault has reportedly encountered gold mineralization of up to 85 ft of 0.022 oz Au/t in the Hanson Creek dolomite and the underlying Eureka quartzite. Gold mineralization is associated with altered dikes, iron oxide and silicification.

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The BPV and CONO projects comprised 114 lode mining claims located approximately two miles south of the ET Blue prospect and 8 miles southeast of the Cortez Hills gold deposit.  Lands surrounding the project are largely controlled by Barrick.  The projects occur within an inferred structural corridor between the gold-bearing Grouse Creek fault at Coal Canyon to the south, mineralization-controlling faults inferred for the ET Blue prospect, and the altered fault boundary of the Cortez lower plate window to the north. CONO is on the southern projection of the inferred horst localizing the ET Blue gold-system.  Drill targets have been defined by interpreting pre-existing data including gravity, MT (magneto telluric) profiles, mercury-gas surveys and previous drill holes.

Red Canyon, Eureka County, Nevada

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Effective August 1, 2008 the Company signed a definitive agreement with Montezuma Mines Inc., a subsidiary of CMQ Resources Inc., superseding a letter of intent signed June 5, 2008, (“CMQ”) to enter into an exploration with option to joint venture agreement with the Company on the Red Canyon Property. CMQ may earn a 60% interest by funding US$4,000,000 in qualified expenditures over a five-year period. The first year funding of expenditures, exclusive of property holding costs, of $500,000 is an obligation.  CMQ may then elect to earn an additional 10% interest by completing a bankable feasibility study within four years of election or by funding US$10,000,000 in additional exploration.

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CMQ and Miranda geologists are conducting an aggressive exploration program that began in September 2008. The initial plan includes drill testing near-surface targets at the Ice prospect and deeper targets at the Gexa prospect, along with target development in

Miranda Gold Corp.

Management Discussion and Analysis for the year ended August 31, 2008

Containing information as at December 15, 2008

the northern and central portions of the property. Target advancement previous to drilling will include additional soil sampling, geologic mapping and drill hole re-logging in the central portion of the property, and an oxygen/carbon dioxide soil gas survey in pediment covered areas

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The Red Canyon project was, until terminated on March 4, 2008, under a July 12, 2006 exploration and option to joint venture agreement with Romarco Minerals Inc. (“Romarco”).  During the term of the agreement Romarco delivered the Company 250,000 common shares of Romarco and expended in excess of US$500,000 to fund exploration on the project including 6,070 ft of reverse-circulation drilling in eight holes completed in November and December 2007. The holes were designed to drill test several “Carlin-Style” disseminated gold targets based on surface mapping, soil geochemistry and interpretation of pre-existing drilling.  Results include 85 ft of 0.046 oz Au/g in drill hole ROM07-01 at the Ice Prospect.  Please see the Company’s press release dated January 15, 2008 for the full results of the program.

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The Red Canyon project area covers 7.7 square miles consisting of 237 unpatented lode mining claims. The property adjoins U.S. Gold's Tonkin Springs property to the east.  The project covers an erosional "window" that exposes altered, brecciated and silicified lower-plate carbonate rocks that are age equivalent to the host rocks at the Cortez Hills discovery. Drilling in 2005 by Newmont Mining Corporation, a previous funding partner identified an extensive hydrothermal system between the Ice and Gexa target areas. Newmont’s holes encountered deep oxidation, moderate to strong silicification and select intervals of fluidized breccias.  These alteration features combined with elevated gold confirm the presence of a deeper, previously unrecognized Carlin-style gold system.

Iron Point, Humboldt County, Nevada

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A three-hole drill program, funded by White Bear Resources Ltd. (“White Bear”) at the Company’s Iron Point project was completed in the Spring of 2008.  The Iron Point project occurs at the intersection of the Battle Mountain-Eureka and Getchell Trends. Miranda, as service operator to White Bear, designed a drill program that tested three target areas for a total of 3,950 ft (1,204 m). One hole tested a north and northwest-trending fault intersection where favorable limestone shows strong oxidation and silicification. Soils are anomalous in the area and rock samples show values to 0.035 oz Au/t. A second drill hole tested for the contact of Ordovician age rocks with either older or younger rock formations in an area where historic drilling shows thick continuous zones of low–level gold.  The third hole tested the footwall of a north trending fault zone that may be a source of significant bedding controlled alteration extending east of the fault.

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Drill cuttings were collected by ALS Chemex and are being held for assay pending White Bear’s Initial Public Offering expected to be completed in 2009.

Angel Wings, Elko County, Nevada

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Angel Wings is a low-sulfidation bonanza-vein and disseminated gold system in northeast Nevada, also optioned to White Bear. Coarse boiling textures (“angel wing textures”) are common in veins on the project.

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Miranda, as service operator to White Bear, designed a 10 hole drill program of approximately 3,500 ft to test surface anomalies and the continuity and deeper extensions of historic drill intercepts. Four drill holes will test down-dip extensions of two outcropping veins that returned rock chip values ranging from 0.010 to 2.700 oz Au/t. One hole will test what appears to be an extension 1 mile north of these veins with values

Miranda Gold Corp.

Management Discussion and Analysis for the year ended August 31, 2008

Containing information as at December 15, 2008

in rock chips ranging from 0.010 to 0.025 oz Au/t. The remaining five holes will test fault controlled and disseminated gold in limestone and basalt in three separate areas of the property.  Pending funding from the White Bear Initial Public Offering, the drill permit has been approved and White Bear has reclamation bonding in place.

PPM, Humboldt County, Nevada

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On April 17, 2007 the Company signed an exploration agreement with option to form a joint venture with Piedmont Mining Company Inc. (“Piedmont”) whereby Piedmont may earn a joint venture interest in the PPM project. Piedmont will earn a 55% joint venture interest in the property by paying the Company US$25,000 before May 17, 2007 (received) and by completing expenditures of US$1,750,000 for exploration activities over a period of five years. A minimum work expenditure of US$175,000 is required in the first year with expenditure minimums increasing in subsequent years which the Company extended to July 17, 2008. Once the initial earn-in phase of 55% has been reached, Piedmont and the Company will enter into a joint venture agreement for which Piedmont will be the operator.  At August 31, 2008 Piedmont had not satisfied its obligations pursuant to this agreement and Piedmont owed the Company $30,558 for exploration costs reimbursable to the Company.  Subsequent to then the Company has recovered US$7,000 and is striving to recover the full amount owing.

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 A drill program of approximately 15 shallow drill holes, totaling 3,000 ft, has been designed to test the surface of basement highs under the pediment for indications of a gold system.  Prior exploration work on the property includes a magnetic survey, a gravity survey, sage brush biogeochemistry and mercury soil gas sampling.  A subsequent drill program would drill deeper into the basement depending on results from the initial shallower drilling.  The drill permit and reclamation bond are in place for drilling pending Piedmont’s ability to finance the program.

Red Hill, Eureka County, Nevada

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Until October 15, 2008, the Company’s Red Hill exploration project was under an October 27, 2004 exploration and option to joint venture agreement with Barrick Gold Exploration Inc. (“Barrick”).

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In late October 2007 Barrick’s reverse-circulation drill program commenced and Barrick completed 11,765 ft of reverse-circulation drilling in six vertical holes expending a total of US$389,000 to in part follow up on BRH-013, which in 2006 intercepted 45 ft 0.237 oz Au/t from 1,920 to 1,965 ft.

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BRH-016 was drilled 650 ft north of BRH-013 and it intersected two vertically-extensive zones of hydrothermal alteration in lower-plate limestone: a) variably decalcified, oxidized and carbon-bearing Devils Gate limestone from 1,360 to 1,785 ft and b) carbon-clay altered Denay limestone with igneous dikes from 2,115 to 2,265 ft.  Significant gold was not intersected.

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BRH-021 was drilled 720 ft northwest of BRH-013, along strike of a prominent geophysical resistivity anomaly that guided the placement of BRH-013.  The hole intersected two intervals of variably decalcified, silicified and weakly oxidized lower-plate limestone at 1,100 to 1,470 ft and 1,810 to 2,135 ft.  Sulfidized igneous dikes, similar to those intersected in the BRH-013 gold-bearing interval, were intersected from 1,810 to 1,860 ft. 10 ft of 0.081 oz Au/t fault-controlled gold mineralization, hosted in decalcified and clay-altered Denay limestone, a characteristic of Carlin-type systems, was intersected from 2,125 to 2,135 ft. BRH-021 also intercepted 5 ft 0.023 oz/Au/t from 1,830 to 1,835 ft.

Miranda Gold Corp.

Management Discussion and Analysis for the year ended August 31, 2008

Containing information as at December 15, 2008

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On the east side of the property two drill holes BRH-023 and BRH-024 tested pediment-covered targets outboard from a series of historic antimony prospects.  The holes were located based on three criteria: 1) prospect pits along the range front exposing strong decalcification, silicification, antimony mineralization and anomalous gold mineralization in lower-plate limestone; 2) gravity data that identified structural features beneath shallow pediment cover, and 3) projected splays of the Long fault.  Both holes intersected similar geology: a thin veneer of alluvium, upper plate siliciclastic rocks and a fault that removed the targeted limestone.  BRH-023 intercepted 5 ft 0.014 oz/Au/t from 1,070  to 1,075 ft, 5 ft 0.012 oz/Au/t from 1,115 to 1,120 ft and 10 ft 0.013 oz/Au/t from 1,175 to 1,185 ft.  BRH-024 intercepted 10 ft 0.013 oz/Au/t from 960 to 970 ft, 5 ft 0.027 oz/Au/t from 1,100 to 1,105 ft and 5 ft 0.013 oz/Au/t from 1,210 to 1,215 ft.

Two drill holes (BRH-017 and BRH-017A) ended prematurely in limestone voids before testing their intended targets.

In October 2008 Barrick completed two deep drill holes at Red Hill. One hole was collared 1,000 ft to the southeast and one hole was 2,450 ft to the west of BRH-013.  Based on preliminary results Barrick elected to terminate the agreement on October 15, 2008 prior to a $150,000 payment that would have been required be paid to the Company by October 27, 2008.  Barrick had expended US$1.3 million on the Red Hill project not including costs associated with the 2008 drilling.

Miranda geologists strongly believe that additional targets exist in the area of BRH-013 and that the property has not yet been fully tested.  Priority targets include the SE-strike extension of the CSAMT anomaly associated with the mineralization in BRH-013.  A 1,300 ft by 1,700 ft >20 ppb gold in soil anomaly is developed in a NW-striking syncline, with laterally-extensive hydrothermal alteration.  Previous drill holes did not test this shallow target area.

Another target is identified proximal to the historic antimony pits on the east side of the project.  Twenty holes were drilled in this area; however only three holes exceeded 700 ft depths.  These three holes ended in 35-150 ppb gold.  A review of historic drilling should be conducted to determine if the deeper holes intersected the favorable Red Hill member of the Denay, the unit hosting mineralization in BRH-013.

The Red Hill property is comprised of a mining lease covering 79 lode mining claims that occupy a large percentage of the “JD Window”. The JD Window exposes lower-plate carbonate rocks that elsewhere in the Cortez Trend are the host rocks for disseminated gold deposits. Extensive hydrothermal activity has caused argillic alteration, decalcification, widespread iron oxide staining and silicification of the carbonate rocks. Anomalous gold mineralization is located in several prominent faults and is associated with barite and antimony mineralization.

Miranda will be actively seeking a new partner to continue exploration on this property.

Qualified Person

The data disclosed in this MD&A have been reviewed and verified by Company President and CEO Ken Cunningham (M.Sc. and Registered Professional Geologist), a "qualified person" as that term is defined in National Instrument 43-101.

Measurements

Imperial units of measure have been used in this MD&A.  To convert Imperial measurements to metric equivalents divide by:

Short tons to tonnes	1.10231

Miranda Gold Corp.

Management Discussion and Analysis for the year ended August 31, 2008

Containing information as at December 15, 2008

Ounces (troy) to kilograms	32.150
Ounces (troy) to grams	0.03215
Ounces (troy) / short ton to grams/tonne	0.02917
Acres to hectares	2.47105
Miles to kilometres	0.62137
Feet to meters	3.28084

Change in accounting policy

During the year ended August 31, 2007, the Company changed its accounting policy for mineral property exploration expenditures.  In prior years, the Company capitalized the acquisition cost of mineral properties and deferred exploration expenditures directly related to specific mineral properties, net of recoveries received.  Under the new policy, property exploration expenditures incurred prior to the determination of economic feasibility of mining operations and a decision to proceed with development are charged to operations as incurred.  Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

The impact of this change was to decrease mineral properties by $450,965, increase the deficit by $361,249 and increase the loss by $89,716 for the year ended August 31, 2006.   The total effect of this change in accounting policy was to decrease mineral properties and increase the deficit by $450,965 as at August 31, 2006.

Results of Operations for the year ended August 31, 2008, 2007 and 2006

The Company incurred a loss of $3,048,182 (2007 - $3,064,083; 2006 - $1,815,340) and a comprehensive loss of $3,079,006 for the year ended August 31, 2008 (2007 - $3,064,083; 2006 - $1,815,340).

Expenses for the year ending August 31, 2008 were $3,670,037 (August 31, 2007 - $3,551,446; August 31, 2006 - $2,277,928). When comparing the expenses on a cash basis by eliminating the non-cash charges for amortization and stock based compensation expense, the cash expenses for the same years are $2,085,358 (August 31, 2007 - $1,932,678; August 31, 2006 - $1,527,576).  The increase for the year ended August 31, 2008 was 8% higher than the year ended August 31, 2007 and 36% higher than the year ended August 31, 2006.

Significant differences between the years follow:

Investor relations and travel and business promotion combined to $384,187 for the year ended August 31, 2008 (August 31, 2007 - $365,134; August 31, 2006 - $244,757).  The Company’s comprehensive market awareness campaign included attendance at investor conferences in North America and Europe.

Consulting fees and wages and benefits combined to $772,534 for the year ending August 31, 2008 (August 31, 2007 - $757,706 August 31, 2006 - $446,486).  The Company’s President is based in Reno and the Company has four full time employees based in our exploration office in Elko, Nevada.

Management fees for the year ending August 31, 2008 were $12,500 (August 31, 2007 - $42,500, August 31, 2006 - $104,494).  The fees for the 2006 fiscal year include a payment of $32,994 to Ubex Capital Inc., a company controlled by a Dennis Higgs, a director, for services related to helping arrange the sale of investment stock held for sale by the Company.  Ubex is no longer paid management fees.

Miranda Gold Corp.

Management Discussion and Analysis for the year ended August 31, 2008

Containing information as at December 15, 2008

Office rent, telephone, secretarial and sundry costs was the next most significant cost for the year ended August 31, 2008 was $130,949 (August 31, 2007 - $148,586; August 31, 2006 - $237,555).  Fees paid to a company controlled by Dennis Higgs, a director, for rent, telephone, secretarial, website, internet and office services included in this total were $nil for the year ended August 31, 2008 (August 31, 2007 - $10,000; August 31, 2006 - $127,700) and reimbursements paid to Golden Oak for out-of-pocket office supplies, expenses, telephone and couriers for the year ended August 31, 2008 were $6,740 (August 31, 2007 - $9,216; August 31, 2006 - $nil).  In the fiscal year ended August 31, 2006 the Company shared office space and personnel for the Vancouver office.

Property exploration costs in the year ended August 31, 2008 were $583,203 were net of recoveries from funding partners of $449,344 (August 31, 2007 - $397,678 net of $402,442; August 31, 2006 $300,730 net of $91,675).  In keeping with the Company’s change in accounting policy in 2006 exploration costs are expensed until such time as an economic reserve has been defined on the mineral property and a decision to proceed with development has been made.  The Company acts as a service contractor to some of the Company’s funding partners on certain properties for which it was paid a management fee of $26,276 in the year ended August 31, 2008 (August 31, 2007 - $37,083; August 31, 2006 - $2,092).

In the year ended August 31, 2008 the Company received mineral property option payments totaling $263,664 (August 31, 2007 - $335,771; August 31, 2006 - $226,663).   In accordance with the Company’s accounting policy, option payments received are first credited to the individual project’s mineral property costs before any remaining portion is recognized as revenue.  In the year ended August 31, 2008 the Company recognized $140,946 as mineral property option payments received in excess of cost (August 31, 2007 - $168,331; August 31, 2006 - $103,722).

In fiscal year 2006 the Company received net proceeds of $329,938 from the sale of 8,250,000 common shares of Gulf Coast Oil and Gas.

In fiscal year 2006 the Company was unsuccessful in finding partners to joint venture and fund the exploration costs of the Sampson and Troy projects and the Company wrote off $46,499 of mineral property costs and $4,693 of computer equipment no longer being shared by the Company.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production to date. Net losses have increased over the past four years as a result of administrative costs associated with the increase of activity and the Company acquiring several additional mineral projects.

Readers should refer to the notes to the consolidated financial statements for details regarding all the mineral leases and joint venture agreements for each of the Company’s properties.

Miranda Gold Corp.

Management Discussion and Analysis for the year ended August 31, 2008

Containing information as at December 15, 2008

Selected Annual Information

	Fiscal Year Ended August 31 2008 audited	Fiscal Year Ended August 31 2007 audited	Fiscal Year Ended August 31 2006 Audited (restated Note 3)
Income Statement
Revenue	$621,855	$ 487,363	$ 272,262
Net loss	(3,048,182)	(3,064,083)	(1,815,340)
Net loss per share	(0.07)	(0.08)	(0.05)
Balance Sheet
Total assets	$12,147,377	$8,284,959	$6,976,088
Long term debt	nil	nil	nil
Dividends	nil	nil	nil

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	August 31 2008 $	May 31 2008 $	Feb 29 2008 $	Nov 30 2007 $	August 31 2007 $	May 31 2007 $	Feb 28 2007 $	Nov 30 2006 $
Revenue	140,635	129,607	122,566	229,047	283,212	80,175	57,304	66,672
Loss for the period	(694,970)	(531,921)	(701,357)	(1,119,934)	(701,667)	(1,063,642)	(704,012)	(594,762)
Basic and diluted loss per share	(0.01)	(0.01)	(0.02)	(0.03)	(0.02)	(0.03)	(0.02)	(0.02)

The effect of the change in accounting policy to expense all exploration expenses instead of capitalizing them was taken in the fourth quarter of fiscal year 2007 and the first three quarters of the 2007 fiscal year has not been restated.

The Company is an exploration company. At this time any issues of seasonality or market fluctuations have no impact.  The Company currently defers its mineral property costs.  The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the levels of exploration.

Miranda Gold Corp.

Management Discussion and Analysis for the year ended August 31, 2008

Containing information as at December 15, 2008

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the joint venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a joint venture partner to fund the exploration of the project to earn an interest.  In some agreements the Company receives common stock and/or cash option payments as a portion of the joint venture partner’s cost to earn an interest.

The Company’s revenue from operations to date includes management fees earned from acting as a service contractor to certain exploration funding partners and mineral property option proceeds from properties where all acquisition costs have been recovered.  The Company does not anticipate mining revenues from the sale of mineral production in the foreseeable future. The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.  The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

The Company began the 2008 fiscal year with cash and cash equivalents of $7,481,150.   In the year ended August 31, 2008 the Company expended $1,365,013 on operating activities and $122,488 on investing activities and received $5,278,816 from financing activities to end on August 31, 2008 with $11,272,465 in cash and cash equivalents.  The cash equivalent component is $10,750,000 which has now been invested in Canadian federal government backed treasury bills and term investment certificates guaranteed by the Bank of Montreal.

On October 3, 2007 Miranda closed a $4,683,000 non-brokered private placement.  A total of 4,460,000 units at $1.05 per unit (a “Unit”) were issued.  Global NR Holding SA, a Luxembourg based holding company which is controlled by the Lundin Family purchased 2,400,000 Units and Exploration Capital Partners 1998-B Limited Partnership which is controlled by The Rule Family Trust purchased 1,465,000 Units.  Insiders and other investors purchased the remaining 595,000 Units.  Each Unit consisted of one common share (a “Share”) and one non-transferable common share purchase warrant (a “Warrant”).  Each Warrant will entitle the holder thereof to purchase one additional Share for a period of two years at a purchase price of $1.50 per Share.  If, after the expiry of all resale restrictions, the volume-weighted average Share price of Miranda is $2.10 or greater on the TSX Venture Exchange for any consecutive 10 days of trading, Miranda may, at its discretion, provide notice of an earlier expiry date of the Warrants, in which case the Warrants shall expire 30 business days after giving such notice.

During the year ended August 31, 2008 the Company raised a total of $640,438 cash proceeds from the exercise of 563,750 share purchase warrants and $14,850 cash proceeds from the exercise of 55,000 stock options.

There are 7,307,052 common shares reserved for granting pursuant to the shareholder approved stock option plan (the “Plan”).  Before the following series of transactions there were 1,173,302 available to grant.

On February 1, 2008 the Directors granted Stock Options to Directors and officers on 1,170,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.70 per share, which price is the last closing price of the Company’s shares prior to the date of grant.  The options granted will vest 25% immediately, and 25% every six months thereafter from date of grant and will be subject to any applicable regulatory hold periods.

Miranda Gold Corp.

Management Discussion and Analysis for the year ended August 31, 2008

Containing information as at December 15, 2008

On February 1, 2008 the Directors re-priced 945,000 stock options previously granted to four employees and one consultant who are not insiders at a price of $0.70 per share.  The life of these stock options will remain unchanged.

Finally, the Directors with the consent of the option holders have cancelled 3,095,000 stock options previously granted to Directors and Senior Officers and no new options will be granted to any of these individuals for twelve months.

Management feels these adjustments have been made for the benefit of its shareholders and will provide additional incentive for the technical team upon whom Miranda relies for future exploration successes. At February 1, 2008 the Company effectively reduced the number of stock options outstanding from 5,613,750 options to 3,688,750 options.  Subsequent to February 1, 2008 55,000 stock options were exercised so that at December 15, 2008 there were 3,633,750 stock options outstanding that as they vest, and depending on the Company’s share price, would be expected to be exercised and would contribute additional cash to the treasury.

At December 15, 2008 the Company had 4,739,750 outstanding share purchase warrants at a weighted average exercise price of $1.49 which if all are exercised will raise $7.1 million.

The Company has sufficient cash to meet its obligations as they come due.

Transactions with Related Parties

The Company incurred charges with directors and officers of the Company and companies with common directors and officers as follows:

		Year ended August 31, 2008	Year ended August 31, 2007	Year ended August 31, 2006
Senate Capital Group Inc. – a company controlled by Dennis Higgs, Director	Office rent, telephone, secretarial and office services	$-	$10,000	$127,700
Ubex Capital Inc. – a company controlled by Dennis Higgs, Director	Management Fees	$12,500	$42,500	$104,494
Golden Oak Corporate Services Ltd. – a company owned by Doris Meyer, Chief Financial Officer	Consulting fees – bookkeeping, accounting, financial reporting services Out-of-pocket reimbursement for Miranda share of office supplies and expenses, telephone, postage and courier	$89,500 $6,740	$76,500 $9,216	$38,500 $-

Miranda Gold Corp.

Management Discussion and Analysis for the year ended August 31, 2008

Containing information as at December 15, 2008

Mine Development & Associates (“MDA”) – Steve Ristorcelli a director of the Company is an officer and director of MDA	Consulting fees for a review of drill and assay data on the Company’s Redlich project	US$2,916	$-	$-

These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the related parties.  All contracts may be terminated on 90 days notice by either party.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of exploration costs are described in Schedule 1 to the audited consolidated financial statements for the year ended August 31, 2008.

Fourth quarter

The Company began the fourth quarter with $11,601,221 cash and cash equivalents.  During the fourth quarter the Company incurred $4,057 of equipment purchases and it expended $324,699 in operating costs to end the quarter and the year with $11,272,465.

Outstanding Share Data as at December 15, 2008

Authorized: an unlimited number of common shares without par value.

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
August 31, 2008 and December 15, 2008	44,892,010	4,739,750	3,633,750

Change in Accounting Policies including Initial Adoption

The Company adopted the following new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA).

These accounting policy changes were adopted on a prospective basis on September 1, 2007 with no restatement of prior period financial statements.

The new standards and policies are as follows:

a)

Financial Instruments - Recognition and Measurement

In accordance with this new standard in Section 3855 the Company now classifies all financial instruments as held to maturity, available for sale, held for trading or loans and receivables.  Financial assets classified as held to maturity, loans and other receivables and financial liabilities other than those held for trading are measured at amortized cost.  Available for sale financial instruments are measured at fair market value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the income statement for the period.

Miranda Gold Corp.

Management Discussion and Analysis for the year ended August 31, 2008

Containing information as at December 15, 2008

Upon adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading. Amounts receivable have been classified as loans and receivables. Accounts payable and accrued liabilities have been classified as other financial liabilities. The Company’s investments in marketable securities, previously carried at cost less provision for other than temporary declines in value, are designated as available-for-sale. As a result of the adoption of these recognition and measurement standards for financial instruments the Company recorded an unrealized loss of $30,824 related to its available-for-sale investments in accumulated other comprehensive income.

b)

Financial Instruments – Disclosures.

Replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories (see Note 3 to the consolidated financial statements).

c)

Financial Instruments – Presentation.

To enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows (see Note 3 to the consolidated financial statements).

d)

Capital Disclosures

Establishes standards for disclosing information about an entity’s capital and how it is managed (see Note 9 to the consolidated financial statements). Under this standard, the Company will be required to disclose the following:

• qualitative information about its objectives, policies and processes for managing capital;

• summary quantitative data about what it manages as capital;

• whether during the period it complied with any externally imposed capital requirement to which it is subject; and

• when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

e)

General Standards of Financial Statement Presentation,

Now to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

f)

Comprehensive Income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income (“OCI”).  The Company financial statements now include a Statement of Operations and Comprehensive Loss, which includes the components of comprehensive income.

For the Company, OCI is comprised of the unrealized gains on its marketable security investments.

Cumulative changes in OCI are included in accumulated other comprehensive income which is presented as a new category within shareholders’ equity on the balance sheet.

g)

Hedges

Miranda Gold Corp.

Management Discussion and Analysis for the year ended August 31, 2008

Containing information as at December 15, 2008

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  As at August 31, 2008 the Company has not designated any hedging relationships.

Other than the effects on OCI, the adoption of the new standards had no other material impact on the Company’s financial statements on or before August 31, 2007, on transition at September 1, 2007 or in the year ended August 31, 2008.

New accounting pronouncements not yet adopted:

International financial reporting standards (“IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company’s transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Financial Instruments

All financial instruments are recorded initially at estimated fair value on the balance sheet and classified into one of five categories: held for trading, held to maturity, available for sale, loans and receivables and other liabilities

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash, amounts receivable, and accounts payable and accrued liabilities.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

The Company’s only exposure to credit risk is on its bank accounts. Bank accounts are with high credit quality financial institutions.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is invested in business accounts which are available on demand.

Market Risk

The only significant market risk exposure to which the Company is exposed is interest rate risk. The Company’s bank account earns interest income at variable rates. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Exchange Risk

Miranda Gold Corp.

Management Discussion and Analysis for the year ended August 31, 2008

Containing information as at December 15, 2008

As at August 31, 2008 the majority of the Company’s cash was held in Canada in Canadian dollars. The Company’s significant operations are carried out in Nevada.  As a result a portion of the Company’s cash, amounts receivable, and accounts payable and accrued liabilities are denominated in United States Dollars and are therefore subject to fluctuation in exchange rates.

Risks

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge, and careful evaluation fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities are also expensive. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Disclosure and Internal Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company. Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this MD&A, management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

The Chief Executive Officer and Chief Financial Officer have designed the internal controls over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

During the year ended August 31, 2008, there has been no change in the Company’s internal control over financial reporting that have materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Corporate Governance

The Company’s management is held accountable to the Board of Directors (“Directors”), each member of which is elected annually by the shareholders of the Company.  The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A.  Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of three directors, all of whom are independent of management.  Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards.  The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.